

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 18, 2010

Mr. Mark T. Brown
Chief Financial Officer
Portal Resources Ltd.
Suite 750-625 Howe Street
Vancouver, British Columbia
Canada V6C2T6

> **Re:** **Portal Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed January 19, 2010**
> **File No. 000-51352**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Controls and Procedures, page 69

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of June 30, 2009. Since you filed an annual report for the prior fiscal year, you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

2.   Given you failure to disclose management's report on internal control over financial reporting, and since you had disclosed that your disclosure controls and procedures were effective as of June 30, 2009, you should clarify that in light of this failure, it is evident that your disclosure controls and procedures were not actually effective as of the end of the fiscal year covered by your report.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

Note 15 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP), page 98

3.   We understand from your disclosures on pages 19, 20, 76 and 91 that under Canadian GAAP you capitalized $361,437 for amounts contributed to joint venture partners for drilling exploratory wells. We also understand from your

disclosures on pages 34 and 37 that you account for costs associated with oil and gas properties under the successful efforts methodology. However, you have included a GAAP adjustment to present these amounts as operating expenses in your U.S. GAAP reconciliation.

Under the successful efforts methodology, the costs of drilling exploratory wells and the costs of drilling exploratory-type stratigraphic test wells, which are addressed in paragraph 19 of SFAS 19 (FASB ASC paragraph 932-360-25-10), should be initially capitalized for U.S. GAAP purposes, pending a determination as to whether the well has found proved reserves.

We do not see any disclosure indicating that these amounts had been expended on drilling and that no reserves were found, which would generally be the scenario that would support you reconciling adjustment. Please tell us why you have expensed these costs in your U.S. GAAP reconciliation. Similarly, explain why have adjustments reclassifying the related cash expenditures from the investing section to the operating section in your U.S. GAAP cash flow presentation.

4.   We note that you present an add back (having the effect of reducing the net loss under U.S. GAAP compared to Canadian GAAP) of $717,764, which is identified as unproven mineral rights costs *expensed* under U.S. GAAP in fiscal 2008. You disclosed on page 80 that during that year you capitalized $1,065,040 as unproven mineral rights and wrote off $1,782,804 of unproven properties.

Please segregate (on separate lines) the amounts associated with costs incurred during the current period that are capitalized under Canadian GAAP but expensed for U.S. GAAP, from amounts associated with costs incurred in earlier periods and capitalized under Canadian GAAP which are written off in the current period under Canadian GAAP, in your reconciliation to U. S. GAAP.

5.   Please eliminate non-cash items from your cash flow reconciliations for operating and investing cash flows under U.S. GAAP, and include only those adjustments to each category that are necessary to reclassify the actual investing and operating cash receipts or expenditures necessary to address GAAP differences.

6.   We note that you reclassified cash proceeds on the sale of mineral properties of $99,127 from investing to operating activities under U.S. GAAP in fiscal 2009. We would normally expect proceeds from sales of mineral properties to be shown as an investing activity under U.S. GAAP. Please tell us why you are presenting a GAAP difference for this item in your reconciliation.

Exhibits

7.   The certifications of your principal executive officers at Exhibits 31.4 and 31.5 must include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, to comply with Instruction 12 to Item 19 of Form 20-F. Please amend your filing to include the required certifications.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief